

November 7, 2012

Via E-mail
Adam R. Dolinko, Esq.
General Counsel
CSR plc
Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom

> **Re:** **CSR plc**
> **Schedule TO-I**
> **Filed on October 29, 2012**
> **File No. 005-85151**

Dear Mr. Dolinko:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide a summary term sheet, including the minimum and maximum number of shares that may be purchased in the offer. See Item 1001 of Regulation M-A.

2. Please file the tender agency agreement as an exhibit to your Schedule TO. See Items 1005(e) and 1016(d) of Regulation M-A and Item 12 of Schedule TO.

3.   Please clarify when the escrow account will be funded. In pre-filing conferences, we understood that this would occur prior to launch.

4.   Please clarify the manner in which ordinary shares not represented by ADSs will be accepted for payment. See Item 1004(a)(1)(viii) of Regulation M-A.

Terms and Conditions of the Tender Offer, page 19

5.   The lead-in to subsection 2.1(d) provides that, prior to expiration, the Counterparty Bank can terminate the offer if it is "unlikely" that certain events will occur immediately after expiration. In order for a security holder to be able to verify that a condition has been satisfied, a condition must be based on objective criteria. Please revise to include an objective standard for the determination of whether these conditions have been satisfied.

Overseas Shareholders, page 32

6.   Subsection 6.4 appears inconsistent with Rule 13e-4(f)(8)(i), which provides that your offer must be open to all holders of subject securities, including foreign persons. Prohibitions on the use of mails, means, instrumentalities or facilities of specified jurisdictions would effectively preclude participation in the offer by persons residing in those jurisdictions. Please revise to eliminate these restrictions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Steven V. Bernard, Esq.
       Wilson Sonsini Goodrich & Rosati